C3 Bullion, Inc.
May 14, 2025

Division of Corporation
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127

Re: C3 Bullion, Inc. - Form 1-A/W POS, Filed 05-14-2025, File Number 024-12367, Accession Number 0001981779-25-000013

Dear Ms. Pandit and Ms. Wirth,

Per telephone conversation with your office and our legal counsel at 2:30 P.M. EDT today, please be advised that we are requesting that you ignore our withdrawal amendment filed with the above captioned Accession Number and that we hereby retract that 1-A/W withdrawal amendment.

Respectfully submitted,

Christopher Werner,
Chairman and CEO

C3Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611
Tel: 920-207-0100
support@C3Bullion.com and www.C3Bullion.com
cc: James R. Simmons